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Exhibit 99.1


To U.S. Members


                                FTD CORPORATION

                               Notice of Offering

                                573,039 Shares of
                               Class A Common Stock

                             Price: $[    ] per share


Dear FTD Association Member:

     FTD Corporation is making an offering of up to 7.5% of its outstanding common stock to FTD Association Active Members. FTD Corporation is the owner of all of the outstanding capital stock of Florists' Transworld Delivery, Inc.

     FOR FURTHER INFORMATION ABOUT THIS OFFERING, YOU MUST EITHER:

     (1) SEND A MERCURY MESSAGE WHICH READS "PLEASE SEND ME A PROSPECTUS FOR THE 1997 FTD MEMBER OFFERING" TO MERCURY #_________ OR

     (2) CALL FTD's STOCK TRANSFER AGENT AT (800) ___-____ AND ASK FOR INFORMATION ABOUT THE "FTD MEMBER OFFERING."

     THE OFFERING WILL TERMINATE ON ________ __, 199_, UNLESS EXTENDED BY FTD CORPORATION. If you respond, you will receive a Prospectus and Subscription Agreement with more information about the offering. YOU ARE NOT OBLIGATED TO PURCHASE ANY SHARES.

     This Notice of Offering is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any State in which an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such State. FTD Corporation has filed a registration statement with respect to the Offering which has been declared effective by the U.S. Securities and Exchange Commission. The Offering is made only by the Prospectus which is part of such registration statement.


Dated:  ________ __, 199_